INDOSAT STATEMENT RELATING TO MEDIA REPORT ON PRESUMPTION OF MISUSE OF RADIO FREQUENCY 2.1 GHZ BY IM2

Jakarta, 6 January 2013. Pertaining to media report regarding “Designation of PT Indosat Tbk. (Indosat) and PT Indosat Mega Mega (IM2) as suspects on the presumption of misuse of radio frequency 2.1 GHz case by IM2”, President Director and Chief Executive Officer of Indosat, Alexander Rusli, wish to convey the following:

”Until today, Indosat and IM2 have not received formal information on the designation as suspects in the presumption of misuse of radio frequency 2.1 GHz case. We will send a letter to the Attorney General Office early this week to request further information. The presumption of misuse of 2.1 GHz radio frequency is incorrect. The cooperation between Indosat and IM2 to use cellular network (wireless) on 2.1 GHz frequency is to provide internet services by IM2. IM2 is an Internet Service Provider (ISP) which is defined as Telecommunications Service Provider in Article 1, point 14 of Law 36/1999. As a Telecommunications Service Providers, the telecommunications network used by IM2 is provided by Telecommunications Network Operator, as mandated by Article 9 paragraph (2) of Law 36/1999 jo Article 13 of Government Regulation 52/2000 jo Article 5 KM 21/2001. Indosat-IM2 Agreement is legitimate, as explained by the Minister of Communications and Information Letter No. 65/M.Kominfo/02/2012 dated February 24, 2012. In the letter, the Minister also made it clear that Indosat and IM2 have fulfilled all obligations to the State and there is no obligation for IM2 to pay frequency fee with respect to its cooperation with Indosat”.

The licence to utilise the 2.1 Ghz radio frequency has been granted to Indosat. Based on such licence, Indosat builds and operates the telecommunications network at such radio frequency, as well as satisfying all Non Tax State Revenue payment obligations to the State i.e.: The Spectrum Upfront Fee (only paid on the first year), The Right To Use of Frequency Fee, The Right To Conduct Telecommunication Service Fee, and The Universal Service Obligation (USO) contribution. As an internet service provider, IM2 is merely utilising Indosat telecommunication network (not sharing spectrum frequency), whereas the network utilization by an internet service provider duly complies with the Telecommunications Law.

Alexander Rusli added,  ”Indosat has fully paid  the obligations for the 2.1 GHz licence to the Government based on the prevailing regulations. As a public company, Indosat is always committed to comply and follow the prevailing laws and regulations, as implementation of the Good Corporate Governance”.

Since this issue started, the Indonesian telecommunication regulators and the Indonesian telecommunication communities have provided their full support towards Indosat and IM2 as indicated by their statements in various media and forums.

Information on chronology :

January 18, 2012:  The Attorney General Office of the Republic of Indonesia has initiated a proceeding on the presumption of corruption related to the misuse of 2.1 GHz Radio Frequency by IM2, and naming the former President Director of IM2 as a suspect. Such proceeding was initiated based on a report on the allegation of the misuse of Indosat’s 3G network by IM2 which resulted in losses to the State. The Minister of Communications and Information as well as The Indonesian Telecommunications Regulatory Authority (ITRA) stated that IM2 had not breached Law Number 36 of 1999 on Telecommunications.

October 30, 2012: Denny AK, the complainant for the presumption of corruption related to the misuse of 2.1 GHz Radio Frequency case, was found guilty by the court for extortion of Indosat (on a different case). Denny AK was sentenced to 1 year and 4 months jail terms.

November 2012: Based on media report, the Attorney General Office stated that the presumption as mentioned above has caused a loss to the State amounting to Rp. 1.3 Trillion.

December 12, 2012: The Attorney General Office has conducted an investigation of a former President Director of Indosat, as a suspect.

January 5, 2013: Various mass media reported that the Attorney General Office has named Indosat and IM2 as suspects in the presumption of misuse of radio frequency 2.1 GHz case.

Compliance with The Telecommunications Regulation

Indosat is a Telecommunications Network Operator as defined in Article 1, point 13 of Law 36/1999. As an Operator, Indosat has a license for Mobile Cellular Network which has been evaluated several times, lastly based on the Minister of Communication and Information Decree No. KP.504/KEP/M.KOMINFO/08 /2012.  Mobile Cellular Network Operation is the operation of telecommunication networks with mobile cellular technology on the earth's surface (Explanation of Article 9 paragraph (3) letter b. of Government Regulation 52 of 2000).

In accordance with Article 1 point 6 of Law 36/1999, the definition of Telecommunication Network is a collection of equipment that is used in telecommunications which enables telecommunications to happen and in totality. The collection of telecommunication equipment in the Mobile Network could not function for the purpose of telecommunications in the absence of the frequency spectrum. Therefore, the radio frequency spectrum is an integral part of the Mobile Cellular Network. The frequency spectrum is used in the form of electromagnetic waves transmitted by radio equipment known generally as BTS / Node B.

IM2 is an Internet Service Provider (ISP) which is defined as a Telecommunications Service Provider in Article 1 point 14 of Law 36/1999. As a Telecommunications Service Providers, the telecommunications network used by IM2 is provided by Telecommunications Network Operator, as mandated by Article 9 paragraph (2) of Law 36/1999 jo Article 13 of Government Regulation 52/2000 jo Article 5 KM 21/2001. In accordance with the mandate of the Act, IM2 cooperates with Indosat to utilize Indosat's telecommunications network. Such collaboration is cooperation between a Telecommunication Service Provider (IM2) and a Telecommunication Network Operator (Indosat), instead of cooperation in sharing frequency spectrum as stipulated in Article 14 and 15 of Government Regulation 53/2000.

Indosat-IM2 cooperation is legitimate, as explained by the Minister of Communications and Information Letter No. 65/M.Kominfo/02/2012 dated February 24, 2012. In the letter, the Minister also made it clear that Indosat and IM2 has fulfilled all obligations to the State and there is no obligation for IM2 to pay BHP of spectrum frequency with respect to its cooperation with Indosat.

For further information please contact:

Public Relations of PT Indosat Tbk.

Public Relations Division

PT Indosat Tbk

Telp : 62-21-30442614 / Fax : 62-21-30003754

E-mail : publicrelations@indosat.com

Website : www.indosat.com

About Indosat

Indosat is a leading telecommunication and information service provider in Indonesia that provides cellular services, fixed telecommunication services or fixed , Multimedia, Internet & Data Communication Services (MIDI). As of mid 2012, the company have more than 55 million cellular subscribers throughout several trademarks including IM3, Mentari, and Matrix. Indosat operates IDD service through the access code of  001, 008 and FlatCall 01016. The company also offer corporate solutions supported by integrated telecommunications network throughout Indonesia. Indosat is one of members of Qtel Group. Indosat’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

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